January 24, 2007	Ranga Nutakki Direct Phone: (612) 672-8311 Direct Fax: (612) 642-8311 ranga.nutakki@maslon.com

Via Edgar Transmission

John Reynolds, Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, Mail Stop 3561
Washington, DC 20549

Re:	Cougar Biotechnology, Inc. Registration Statement on Form SB-2 File No. 333-133779

Dear Mr. Reynolds:

Please accept this letter as a supplemental response of Cougar Biotechnology, Inc. (the “Company”) to the comments received by telephone from the Division of Corporation Finance on January 19, 2006 with respect to the filing with the Securities and Exchange Commission listed above. The topics of the Staff’s additional comments are separately identified below with a response following each.

Please note that today the Company filed with the Commission its Pre-Effective Amendment No. 6 to the above-referenced Registration Statement (“Amendment No. 6”). Amendment No. 6 incorporates the additional disclosures requested by the Staff, and further updates the Company’s Registration Statement as appropriate. Except as otherwise noted, all references to page numbers in this letter are references to pages of Amendment No. 6.

1.    Incorporation of amended disclosure pursuant to the requirements of amended Items 402 and 404 of Regulation S-B

The Staff has requested that the Company amend its disclosures in its Registration Statement to reflect the requirements of amended Items 402 and 404 of Regulation S-B.

As appropriate, the Company has amended the “Management” section of the prospectus to provide the disclosure required under amended Item 402 of Regulation S-B (see pages 45-51 of Amendment No. 6). In addition, the Company considered whether it needed to make any additional or revised disclosures in the section of the prospectus entitled “Certain Relationships and Related Transactions,” as required by amended item 404 of Regulation S-B, and has determined that no additional or revised disclosure is required.

2.    Clarification of requirement of fixed sales price of registered shares until securities are eligible for trading

The Staff has requested that the Company amend its prospectus cover page to clarify that selling stockholders will be required to sell their respective shares of common stock (including shares issuable upon conversion of preferred stock and exercise of warrants) registered under the Registration Statement at a fixed price of $4.50 per share until the time such securities are eligible for trading on a national securities exchange, the Nasdaq or the OTC Bulletin Board®. Specifically, the Company was asked to amend this disclosure to remove the reference to “other over-the-counter-market” and replace it with “the OTC Bulletin Board®.”

The Company has amended its prospectus cover page to incorporate the change requested by the Staff.

3.    Clarification that selling stockholders who are broker-dealers are deemed underwriters

The Staff has requested that the Company amend its “Plan of Distribution” disclosure in the Registration Statement to reflect that selling stockholders that are broker-dealers will be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with the resale of shares covered under the Registration Statement.

The Company has amended its “Plan of Distribution” disclosure in the prospectus to incorporate the following sentence: “Any selling stockholders that are broker-dealers are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with the sale of shares offered hereby.” (See page 68 of Amendment No. 6).

* * *

Please feel free to contact me at (612) 672-8311 or Christopher J. Melsha at (612) 672-8343 should you have any further questions.

Sincerely

/s/ Ranga Nutakki

Ranga Nutakki

cc:	Jay Williamson, Esq Alan H. Auerbach